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
                                                                            OMB APPROVAL
                                  UNITED STATES                          OMB Number:  3235-0145
                         SECURITIES AND EXCHANGE COMMISSION              Expires:  December 31, 2005
                             WASHINGTON, D.C. 20549                      Estimated average burden
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

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 2)*

                         Candlewood Hotel Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   13741M 1081
                                 (CUSIP Number)

                             John Evangelakos, Esq.
                             Sullivan & Cromwell LLP
                                125 Broad Street
                          New York, New York 10004-2498
                                 (212) 558-4000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 27, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 13741M 1081                                 PAGE     3   OF  25  PAGES
          -----------                                         ----    ----

   1     NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                 Pecks Management Partners Ltd.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                              (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 Not applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                 State of New York
--------------------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER
         SHARES                     2,116,5333(2)
      BENEFICIALLY      --------------------------------------------------------
        OWNED BY          8    SHARED VOTING POWER
          EACH                         0
       REPORTING        --------------------------------------------------------
         PERSON           9    SOLE DISPOSITIVE POWER
          WITH                         2,116,533
                        --------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,116,53334(1)(2)

-------

(1) The Reporting Person above is a party to a Voting Agreement (as defined herein). As a result of this Voting Agreement, the stockholders party to the Voting Agreement may be deemed to constitute a "group" for purposes of
      Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the 14,873,218 shares of Common Stock (as defined herein) representing sixty-two percent (62%) of the outstanding voting power of the Issuer that are subject to the Voting Agreement. The Reporting Person above disclaims beneficial ownership of any securities owned by any of the other signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder.

(2) The number of shares was calculated by reference to shares of Common Stock (as defined herein) beneficially owned by the reason of the Series A Cumulative Convertible Preferred Stock, Series B Cumulative Convertible Preferred Stock and warrants beneficially owned by the Reporting Person above.

(3) The Reporting Person above is a party to a Voting Agreement (as defined herein). As a result of this Voting Agreement, the stockholders party to the Voting Agreement may be deemed to constitute a "group" for purposes of
      Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the 14,873,218 shares of Common Stock (as defined herein) representing sixty-two percent (62%) of the outstanding voting power of the Issuer that are subject to the Voting Agreement. The Reporting Person above disclaims beneficial ownership of any securities owned by any of the other signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder.

(4) The percentage was calculated by taking the aggregate amount of shares beneficially owned by the Reporting Person above in item 11 and dividing that number by the total number of shares of Common Stock equivalents (representing both outstanding shares of Common Stock and the voting shares attributable to the Series A Preferred Stock (as defined herein) and the Series B Preferred Stock (as defined herein) voting together with the Common Stock on "an as converted" basis and including the shares beneficially owned by the Reporting Person above by reasons of Warrants.

--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                                                       [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 8.8% (3)(4)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 13741M 1081                                  PAGE    5   OF  25  PAGES
          -----------                                         ----    ----

   1     NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                 MONY Life Insurance Company
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                              (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 Not applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                 State of New York
--------------------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER
         SHARES                     888,2862
      BENEFICIALLY      --------------------------------------------------------
        OWNED BY          8    SHARED VOTING POWER
          EACH                         0
       REPORTING        --------------------------------------------------------
         PERSON           9    SOLE DISPOSITIVE POWER
          WITH                         888,286
                        --------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 888,28634(1)(2)

-------

(1) The Reporting Person above is a party to a Voting Agreement (as defined herein). As a result of this Voting Agreement, the stockholders party to the Voting Agreement may be deemed to constitute a "group" for purposes of
      Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the 14,873,218 shares of Common Stock (as defined herein) representing sixty-two percent (62%) of the outstanding voting power of the Issuer that are subject to the Voting Agreement. The Reporting Person above disclaims beneficial ownership of any securities owned by any of the other signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder.

(2) The number of shares was calculated by reference to shares of Common Stock (as defined herein) beneficially owned by the reason of the Series A Cumulative Convertible Preferred Stock, Series B Cumulative Convertible Preferred Stock and warrants beneficially owned by the Reporting Person above.

(3) The Reporting Person above is a party to a Voting Agreement (as defined herein). As a result of this Voting Agreement, the stockholders party to the Voting Agreement may be deemed to constitute a "group" for purposes of
      Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the 14,873,218 shares of Common Stock (as defined herein) representing sixty-two percent (62%) of the outstanding voting power of the Issuer that are subject to the Voting Agreement. The Reporting Person above disclaims beneficial ownership of any securities owned by any of the other signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder.

(4) The percentage was calculated by taking the aggregate amount of shares beneficially owned by the Reporting Person above in item 11 and dividing that number by the total number of shares of Common Stock equivalents (representing both outstanding shares of Common Stock and the voting shares attributable to the Series A Preferred Stock (as defined herein) and the Series B Preferred Stock (as defined herein) voting together with the Common Stock on "an as converted" basis and including the shares beneficially owned by the Reporting Person above by reasons of Warrants.

--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                                                       [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 3.7% (3)(4)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 IC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 13741M 1081                                  PAGE    7   OF  25  PAGES
          -----------                                         ----    ----

   1     NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                 Equity-Linked Investors-II
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                              (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 Not applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                 State of New York
--------------------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER
         SHARES                     2,196,0002
      BENEFICIALLY      --------------------------------------------------------
        OWNED BY          8    SHARED VOTING POWER
          EACH                         0
       REPORTING        --------------------------------------------------------
         PERSON           9    SOLE DISPOSITIVE POWER
          WITH                         2,196,000
                        --------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,196,000(1)(2)

-------

(1) The Reporting Person above is a party to a Voting Agreement (as defined herein). As a result of this Voting Agreement, the stockholders party to the Voting Agreement may be deemed to constitute a "group" for purposes of
      Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the 14,873,218 shares of Common Stock (as defined herein) representing sixty-two percent (62%) of the outstanding voting power of the Issuer that are subject to the Voting Agreement. The Reporting Person above disclaims beneficial ownership of any securities owned by any of the other signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder.

(2) The number of shares was calculated by reference to shares of Common Stock (as defined herein) beneficially owned by the reason of the Series A Cumulative Convertible Preferred Stock, Series B Cumulative Convertible Preferred Stock and warrants beneficially owned by the Reporting Person above.

(3) The Reporting Person above is a party to a Voting Agreement (as defined herein). As a result of this Voting Agreement, the stockholders party to the Voting Agreement may be deemed to constitute a "group" for purposes of
      Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the 14,873,218 shares of Common Stock (as defined herein) representing sixty-two percent (62%) of the outstanding voting power of the Issuer that are subject to the Voting Agreement. The Reporting Person above disclaims beneficial ownership of any securities owned by any of the other signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder.

(4) The percentage was calculated by taking the aggregate amount of shares beneficially owned by the Reporting Person above in item 11 and dividing that number by the total number of shares of Common Stock equivalents (representing both outstanding shares of Common Stock and the voting shares attributable to the Series A Preferred Stock (as defined herein) and the Series B Preferred Stock (as defined herein) voting together with the Common Stock on "an as converted" basis and including the shares beneficially owned by the Reporting Person above by reasons of Warrants.

--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                                                       [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 9.2% (3)(4)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 13741M 1081                                  PAGE     9  OF  25  PAGES
          -----------                                         ----    ----

   1     NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                 Private Equity Investors, L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                              (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 Not applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                 State of Delaware
--------------------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER
         SHARES                     2,196,0002
      BENEFICIALLY      --------------------------------------------------------
        OWNED BY          8    SHARED VOTING POWER
          EACH                         0
       REPORTING        --------------------------------------------------------
         PERSON           9    SOLE DISPOSITIVE POWER
          WITH                         2,196,000
                        --------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,196,000(1)(2)




-------

(1) The Reporting Person above is a party to a Voting Agreement (as defined herein). As a result of this Voting Agreement, the stockholders party to the Voting Agreement may be deemed to constitute a "group" for purposes of
      Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the 14,873,218 shares of Common Stock (as defined herein) representing sixty-two percent (62%) of the outstanding voting power of the Issuer that are subject to the Voting Agreement. The Reporting Person above disclaims beneficial ownership of any securities owned by any of the other signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder.

(2) The number of shares was calculated by reference to shares of Common Stock (as defined herein) beneficially owned by the reason of the Series A Cumulative Convertible Preferred Stock, Series B Cumulative Convertible Preferred Stock and warrants beneficially owned by the Reporting Person above.

(3) The Reporting Person above is a party to a Voting Agreement (as defined herein). As a result of this Voting Agreement, the stockholders party to the Voting Agreement may be deemed to constitute a "group" for purposes of
      Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the 14,873,218 shares of Common Stock (as defined herein) representing sixty-two percent (62%) of the outstanding voting power of the Issuer that are subject to the Voting Agreement. The Reporting Person above disclaims beneficial ownership of any securities owned by any of the other signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that the Reporting Person above and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder.

(4) The percentage was calculated by taking the aggregate amount of shares beneficially owned by the Reporting Person above in item 11 and dividing that number by the total number of shares of Common Stock equivalents (representing both outstanding shares of Common Stock and the voting shares attributable to the Series A Preferred Stock (as defined herein) and the Series B Preferred Stock (as defined herein) voting together with the Common Stock on "an as converted" basis and including the shares beneficially owned by the Reporting Person above by reasons of Warrants.

--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                                                       [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 9.2% (3)(4)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 13741M 1081                                  PAGE    11  OF  25  PAGES
          -----------                                         ----    ----

   1     NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                 Rohit Mojilal Desai
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                              (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 Not applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                 United State of America
--------------------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER
         SHARES                     0
      BENEFICIALLY      --------------------------------------------------------
        OWNED BY          8    SHARED VOTING POWER
          EACH                         4,392,000(1)
       REPORTING        --------------------------------------------------------
         PERSON           9    SOLE DISPOSITIVE POWER
          WITH                      0
                        --------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                       4,392,000(1)
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 4,392,000(1)(2)
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                                                       [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 18.3%(1)(2)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 IN
--------------------------------------------------------------------------------

-----
(1) Rohit Mojilal Desai is the president, treasurer and chairman of the board of directors of Desai Capital Management Incorporated and sole stockholder of Desai Capital Management which is the investment advisor to Private Equity Investors III, L.P. and Equity-Linked Investors-II.

(2) Rohit Mojilal Desai disclaims beneficial ownership of any securities owned by any of the other signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that Rohit Mojilal Desai and any other person or persons constitute a "group" for purposes of
Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder.

                                  SCHEDULE 13D

CUSIP NO. 13741M 1081                                  PAGE    12  OF  25  PAGES
          -----------                                         ----    ----

   1     NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                 Desai Capital Management Incorporated
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                              (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 Not applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                 State of New York
--------------------------------------------------------------------------------
       NUMBER OF          7    SOLE VOTING POWER
         SHARES                     0
      BENEFICIALLY      --------------------------------------------------------
        OWNED BY          8    SHARED VOTING POWER
          EACH                         4,392,000(1)
       REPORTING        --------------------------------------------------------
         PERSON           9    SOLE DISPOSITIVE POWER
          WITH                      0
                        --------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                       4,392,000(1)
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 4,392,000(1)(2)
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)                                                       [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 18.3%(1)(2)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                 IA,CO
--------------------------------------------------------------------------------

-------
(1) Desai Capital Management Incorporated is the investment advisor to Private Equity Investors III, L.P. and Equity-Linked Investors-II.

(2) Desai Capital Management Incorporated disclaims beneficial ownership of any securities owned by any of the other signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that Desai Capital Management Incorporated and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder.

      This Amendment No. 2 (this "Schedule 13D"), hereby amends and supplements with respect to the parties signatories hereto (the "Reporting Persons") (i) the statement on Schedule 13D filed by MONY Life Insurance Company, formerly known as The Mutual Life Insurance Company of New York, a New York insurance company, Pecks Management Partners Ltd., a New York corporation, Advance Capital Offshore Partners, L.P., a Cayman Islands limited partnership ("Advance Offshore I"), Advance Capital Partners, L.P., a Delaware limited partnership ("Advance Capital I"), Advance Capital Offshore Associates, LDC, a Cayman Islands limited duration company and the general partner of Advance Offshore I ("Advance Offshore II"), Advance Capital Associates, L.P., a Delaware limited partnership, the general partner of Advance Capital I and the majority shareholder of Advance Offshore II ("Advance Capital II"), Advance Capital Management, LLC, a Delaware limited liability company and the managing general partner of Advance Capital II, Private Equity Investors III, L.P., a Delaware limited partnership ("PEI-III"), Equity-Linked Investors-II, a New York limited partnership ("ELI-II"), Rohit Mojilal Desai, an individual ("Desai"), Desai Capital Management Incorporated, a New York corporation and the investment adviser to PEI-III and ELI-II ("DCMI"), LNR Candlewood Holdings, Inc., a Nevada corporation ("LNR"), Leisure Colony Management Corp., a Florida corporation and the sole shareholder of LNR ("Leisure"), LNR Property Corporation, a Delaware corporation and the sole shareholder of Leisure, Allied Capital Corporation, a Maryland corporation ("Allied") on June 4, 1998, and Amendment No. 1 thereto, filed on September 10, 1998, relating to the common stock, par value $.01 per share (the "Common Stock") of Candlewood Hotel Company, Inc., a Delaware corporation (the "Issuer"). The Reporting Persons have entered into a Joint Filing Agreement, dated November 5, 2003, a copy of which is attached hereto as Exhibit 4.

ITEM 2. IDENTITY AND BACKGROUND

      Item 2 is hereby amended and supplemented with the information listed on
Schedule I hereto.

ITEM 4. PURPOSE OF TRANSACTION.

      Item 4 is hereby amended and supplemented as follows:

      As of the date of this Schedule 13D, none of the Reporting Persons has any plans or proposals with respect to the Issuer that relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D other than the following:

      On October 27, 2003, the Issuer entered into (i) a Purchase and Sale Agreement among Hospitality Properties Trust, a Maryland real estate investment trust ("HPT"), the Issuer and certain of its affiliates and JPD Corporation, a Kansas Corporation (the "Hotel Purchase Agreement"), (ii) an Asset Purchase and Sale Agreement among Six Continents Hotels, Inc., a Delaware corporation ("SCH"), the Issuer and Candlewood Hotel Company, L.L.C., a Delaware limited liability company (the "Brand Purchase Agreement") and (iii) a Termination Agreement among HPT CW Properties Trust, John G. Murray, trustee of HPT CW MA Realty Trust, HH HPT CW II Properties LLC, HPT, the Issuer and Candlewood Leasing No. 1, Inc., (the "Termination Agreement", and together with the Hotel Purchase Agreement and the Brand Purchase Agreement, the "Transaction Agreements"), pursuant to which the Issuer will sell substantially all of its assets.

      Simultaneously with the Issuer entering into the Transaction Agreements, the Reporting Persons, with the exception of Desai and DCMI who are not parties to certain agreements signed by the other Reporting Persons (the Reporting Persons with the exception of Desai and DCMI, the "Stockholders"), have entered into a Voting Agreement (the "Voting Agreement") by and among the Stockholders, Jack P. DeBoer ("DeBoer"), JPMorgan Chase Bank ("JPMCB"), J.P. Morgan Partners
(SBIC), LLC ("JPMP (SBIC)"), Olympus Growth Fund, II, L.P. a Delaware limited partnership ("OGF"), Olympus Executive Fund, L.P. a Delaware limited partnership ("OEF"), Arbor Lake Club, Ltd. ("ALC"), SCH and HPT. The total number of shares of Common Stock equivalents (representing both outstanding shares of Common Stock and the voting shares attributable to the Series A Preferred Stock and the Series B Preferred stock voting together with the common Stock on "an as converted" basis) subject to the Voting Agreement is 14,873,218, representing sixty-two percent (62%) of the outstanding voting power of the Issuer. As a result of this Voting Agreement, the stockholders party to the Voting Agreement may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act with respect to the 14,873,218 shares of Common stock of the outstanding voting power of the Issuer that are subject to the Voting Agreement. Stockholders party to the Voting Agreement disclaim beneficial ownership of any securities owned by any of the other stockholders who are signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that the stockholders party to the Voting Agreement and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder. Pursuant to the Voting Agreement, each of the Stockholders and the other stockholders who are parties to the Voting Agreement (the Stockholders and the other stockholders who are parties to the Voting Agreement, the "Voting Agreement Signatories") agreed, among other things, to vote all of the shares of capital stock of the Issuer which each Voting Agreement Signatory is entitled to vote: (a) in favor of (i) approval of the terms of the transactions contemplated by the Transaction Agreements, with any modifications approved by such Voting Agreement Signatories, (ii) any action required to consummate such transactions contemplated by the Transaction Agreements and (iii) the adoption of the Plan of Dissolution (the "Plan of Dissolution") with any modifications approved by such Voting Agreement Signatories, provided that each of the matters listed in the above clauses (i),
(ii) and (iii) are contemporaneously approved; (b) against any offer or proposal (each, a "Purchase Proposal") concerning any (A) merger, consolidation, business combination, or similar transaction involving the Issuer or any of its subsidiaries, (B) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets representing 25% or more of the consolidated assets of the Issuer and its subsidiaries or any of (x) the properties subject to the Hotel Purchase Agreement or (y) the assets subject to the Brand Purchase Agreement,
(C) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities) of the Issuer or any of its affiliates that are a party to the Hotel Purchase Agreement, (D) transaction in which any person shall acquire beneficial ownership, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 25% or more of the outstanding voting capital stock of the Issuer or (E) any combination of the foregoing; (c) prior to the closing (the "Closing") of the transactions contemplated by the Transaction Agreements, against any action or proposal involving the Issuer or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the transactions contemplated by the Transactions Agreements; (d) in favor of the amendment to the Issuer's Certificate of Incorporation to change the name of the Issuer; (e) in favor of the adoption of the amendments to the Certificate of Amendment of Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof of Series A Cumulative Convertible Preferred Stock and Series B Cumulative Convertible Preferred Stock of the Issuer (the "Certificate of Designation", as amended, the "Amended Certificate").

      In addition, the Voting Agreement Signatories agreed, prior to the Closing, not to sell, transfer, assign, pledge, encumber or otherwise dispose of any shares of capital stock of the Issuer, subject, in certain cases, to the rights of third parties with respect to such shares. Each

Voting Agreement Signatory has agreed, prior to the Closing, not to take certain other actions that could lead to a Purchase Proposal.

      The Voting Agreement shall terminate upon the earliest to occur of (i) the consent of each of the parties to the Voting Agreement, (ii) the termination of either the Hotel Purchase Agreement or the Brand Purchase Agreement or (iii) February 28, 2004. The Voting Agreement shall terminate with respect to a discretionary account (discretionary accounts shall mean (i) JPMCB, formerly known as Morgan Guaranty Trust Company of New York, as Trustee of the Commingled Pension Trust Fund (Multi-Market Special Investment Fund II) of JPMCB, (ii) JPMCH, formerly known as Morgan Guaranty Trust Company of New York, as Trustee of the Multi-Market Special Investment Trust Fund of JPMCB, (iii) JPMCB, formerly known as Morgan Guaranty Trust Company of New York, as Investment Manager and Agent for the Alfred P. Sloan Foundation (Multi-Market Account (and
(iv) Peck's Management Partners Ltd.) and such Discretionary Account shall have no further obligations under the Voting Agreement, at such time as shares of the Issuer's stock are no longer held in such Discretionary Account.

      In connection with the transactions contemplated by the Transaction Agreements, on October 27, 2003, (i) the Stockholders, DeBoer, JPMCB, JPMP
(SBIC), OEF, OGF, the Warren D. Fix Family Partnership, L.P. ("WDFF"), Warren D. Fix ("Fix") and the Issuer entered into an amendment to the Amended and Restated Stockholders Agreement (the "Stockholders Agreement Amendment") which amended the Amended and Restated Stockholders Agreement, dated July 10, 1998 (the "Stockholders Agreement"), by and among the Issuer, Doubletree Corporation, a Delaware corporation ("Doubletree"), WDFF, Fix, DeBoer, JPMCB, JPMP (SBIC), OEF, OGF, LNR, Advance Offshore I, Advance Capital I, Allied, Allied Capital Corporation II, the FFJ 1997 Nominee Trust, Harbor Investments Ltd., Strong Special Investment Limited Partnership, Strong Quest Limited Partnership and the Stockholders and (ii) the Issuer Board of Directors (the "Issuer Board") adopted the Plan of Dissolution. Both of the Stockholders Agreement Amendment and the Plan of Dissolution provide that upon the Closing of the asset sales to HPT and SCH, the Issuer will decrease the number of the directors on the Issuer Board to five directors. The Issuer's bylaws have been amended so that upon the Closing of the transactions contemplated by the Transaction Agreements and upon the approval of the Amended Certificate by the stockholders, the authorized number of members of the Issuer Board will be five. The Stockholders Agreement Amendment requires that at the Closing the Issuer's five-member Board will consist of two directors who were previously designated by the holders of a majority of the outstanding Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock"), one Director who was previously designated by the holders of a majority of the outstanding Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") and two directors, one of whom will be an independent Director, who were previously designated by holders of a majority of the outstanding Common Stock. Each director will serve until such person's successor is elected or until such person's death, retirement, resignation or removal. It is anticipated that the restructuring of the Issuer Board will be accomplished by the voluntary resignation of certain current directors.

      Subject to its obligation under the Voting Agreement, each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition and prospects and their interest in, and intentions with respect to, the Issuer. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, although each Reporting Person has no present intention to acquire any shares of Common Stock and has no present intention to dispose of any of such shares, each Reporting Person may acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock and/or may dispose of shares of Common Stock. Any such transactions may be effected at any time and from time to time. To the knowledge of the Reporting Persons, each of the persons listed on Schedule I hereto may make the same evaluation and may have the same reservations.

      This Item 4 is qualified in its entirety by reference to the Voting Agreement and the Amended Certificate and the Stockholders Agreement Amendment, which are filed as Exhibits 1, 2 and 3 hereto, and which are incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Items 5(a) and 5(b) are hereby amended in their entirety as follows:

      (a); (b). According to information provided to the Reporting Persons by the Issuer, the number of shares of Common Stock outstanding as of October 7, 2003 was 9,025,000. Rows 7-11 and 13 of the cover pages to this Amendment No. 2 are hereby incorporated by reference. The total number of shares of Common Stock equivalents (representing both outstanding shares of Common Stock and the voting shares attributable to the Series A Preferred Stock and the Series B Preferred Stock voting together with the Common Stock on "an as converted" basis) subject to the Voting Agreement is 14,873,218, representing sixty-two percent (62%) of the outstanding voting power of the Issuer. As a result of this Voting Agreement, the stockholders party to the Voting Agreement may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act with respect to the 14,873,218 shares of Common Stock of the outstanding voting power of the Issuer that are subject to the Voting Agreement. Stockholders party to the Voting Agreement disclaim beneficial ownership of any securities owned by any of the other stockholders who are signatories to the Voting Agreement and the filing of this statement on Schedule 13D shall not be deemed an admission that the stockholders party to the Voting Agreement and any other person or persons constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder. Each Reporting Person has no knowledge, and makes no representation, regarding whether any other person listed on Schedule I (other than the directors or executive officers, as the case may be, of such Reporting Person that are listed on Schedule I) is the beneficial owner of any shares of Common Stock. As to the directors or executive officers, as the case may be, of such Reporting Person that are listed on Schedule I, to the best knowledge of such Reporting Person, no such director or executive officer is the beneficial owner of any shares of Common Stock. The stockholders party to the Voting Agreement disclaim beneficial ownership of any shares held by any other party to the Voting Agreement.

      This Item 5 is qualified in its entirety by reference to the Voting Agreement and the Amended Certificate, which are filed as Exhibits 1 and 2 hereto, and which are incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 is hereby amended and supplemented as follows:

      Pursuant to the Voting Agreement, each of the Voting Agreement Signatories agreed, among other things, to vote all of the shares of capital stock of the Issuer which each Voting Agreement Signatory is entitled to vote: (a) in favor of (i) approval of the terms of the transactions contemplated by the Transaction Agreements, with any modifications approved by the Voting Agreement Signatories,
(ii) any action required to consummate such transactions contemplated by the Transaction Agreements and (iii) the adoption of the Plan of Dissolution with any modifications approved by such Voting Agreement Signatories, provided that each of the matters listed in the above clauses (i), (ii) and (iii) are contemporaneously approved; (b) against any Purchase Proposal; (c) in favor of the amendment to the Issuer's Certificate of Incorporation to change the name of the Issuer; (d) in favor of the adoption of the Amended Certificate; and (e) prior to the Closing, not to sell, transfer, assign, pledge, encumber or otherwise dispose of any shares of capital stock of the Issuer, subject, in certain cases, to the rights of third parties with respect to such shares. Each Voting Agreement Signatory has agreed, prior to the Closing, not to take certain other actions that could lead to a Purchase Proposal. The Voting Agreement shall terminate upon the earliest to occur of (i) the consent of each of the parties to the Voting Agreement, (ii) the termination of either the Hotel Purchase Agreement or the Brand Purchase Agreement or (iii) February 28, 2004. The Voting Agreement shall terminate with respect to the a Discretionary Account and such Discretionary Account shall have no further obligations under the Voting Agreement, at such time as shares of the Issuer's stock are no longer held in such Discretionary Account.



      The Certificate of Designation was amended so that concurrent with the Closing of the transactions contemplated by the asset sales to HPT and SCH, the holders of the Issuer's Series A Preferred Stock and Series B Preferred Stock shall no longer be entitled to receive any dividends, including any dividends that have accrued and remain unpaid and in the event of any liquidation, dissolution or winding up of the affairs of the Issuer, the liquidation preferences of the holders of the Issuer's Series A Preferred Stock and Series B Preferred Stock shall be reduced to a total of $25,000,000 in proceeds from the sale of the Issuer's assets or any assets of the Issuer after payment or provision for all obligations or liabilities of the Issuer. Such payment to the holders of the Issuer's Series A Preferred Stock and Series B Preferred Stock shall be made before any payment shall be made or any assets distributed to the holders of the Issuer's Common Stock. Holders of the Issuer's Common Stock shall receive, on a pro-rata basis among all holders of the Common Stock, a total of $500,000 in net liquidation proceeds. After payment in full of net liquidation proceeds, the holders of the Issuer's Series A Preferred Stock and Series B Preferred Stock shall be entitled to receive ninety percent (90%) of the remaining net liquidation proceeds of the Issuer and holders of the Issuer's Common Stock shall be entitled to receive ten percent (10%) of the remaining net liquidation proceeds of the Issuer.

      The Stockholders Agreement was amended so that immediately upon the Closing, the Issuer Board shall be reduced to five members and the holders of Series A Preferred Stock and Series B Preferred Stock may appoint or replace any of their designees to the Issuer Board as follows: (i) the holders of the Series A Preferred Stock are entitled, through a nominating committee or other procedure adopted by the Issuer Board, to designate for nomination by the Issuer Board two nominees for election to the Issuer Board, (ii) the holders of Series B Preferred Stock are entitled, through a nominating committee or other procedure adopted by the Issuer Board, to designate for nomination by the Issuer Board one nominee for election to the Issuer Board, and (iii) Doubletree, DeBoer, WDFF and Fix are entitled, through a nominating committee or other procedure adopted by the Issuer Board, to designate for nomination by the Issuer Board two nominees for election to the Issuer Board (one of whom shall be an independent director).

      This Item 6 is qualified in its entirety by reference to the Voting Agreement, the Amended Certificate and the Stockholders Agreement Amendment, which are filed as Exhibits 1, 2 and 3 hereto, and which are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT         DESCRIPTION
     -------         -----------
           1         Voting Agreement, dated as of October 27, 2003.

           2         Form of Certificate of Amendment of Certification of
                     Designations, Preferences and Relative, Participating,
                     Optional and Other Special Rights of Preferred Stock and
                     Qualifications, Limitations and Restrictions thereof of Series A Cumulative Convertible Preferred Stock and Series
                     B Cumulative Convertible Preferred Stock of Candlewood
                     Hotel Company, Inc., dated as of October 27, 2003

           3         Amendment No. 1 to the Amended and Restated Stockholders Agreement, dated as of October 27, 2003.

           4         Joint Filing Agreement, dated as of November 5, 2003.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 2003


                                     PRIVATE EQUITY INVESTORS III, L.P.

                                     By:   Rohit M. Desai Associates III, LLC
                                              General Partner

                                          By: /s/ Rohit Mojilal Desai
                                              ----------------------------------
                                              Name:   Rohit Mojilal Desai
                                              Title:  Managing Member

                                     EQUITY-LINKED INVESTORS-II

                                     By:  Rohit M. Desai Associates-II
                                              General Partner

                                          By: /s/ Rohit Mojilal Desai
                                              ----------------------------------
                                              Name:   Rohit Mojilal Desai
                                              Title:  Managing General Partner

                                     DESAI CAPITAL MANAGEMENT
                                     INCORPORATED

                                          By: /s/ Rohit Mojilal Desai
                                              ----------------------------------
                                              Name:   Rohit Mojilal Desai
                                              Title:  President

                                              /s/ Rohit Mojilal Desai
                                              ----------------------------------
                                              Name:  Rohit Mojilal Desai

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 2003

                                     DELAWARE STATE EMPLOYEES'
                                     RETIREMENT FUNDS

                                     By:  Pecks Management Partners Ltd.,
                                            its Investment Advisor



                                          By: /s/ Robert Cresci
                                              ----------------------------------
                                              Name:   Robert Cresci
                                              Title:  Managing Director

                                     DECLARATION OF TRUST FOR THE
                                     DEFINED BENEFIT PLAN OF ZENECA
                                     HOLDINGS INC.

                                     By:    Pecks Management Partners Ltd.,
                                            its Investment Advisor



                                          By: /s/ Robert Cresci
                                              ----------------------------------
                                              Name:   Robert Cresci
                                              Title:  Managing Director

                                     DECLARATION OF TRUST FOR THE
                                     DEFINED BENEFIT PLAN OF ICI
                                     AMERICAN HOLDINGS INC.

                                     By:    Pecks Management Partners Ltd.,
                                            its Investment Advisor



                                          By: /s/ Robert Cresci
                                              ----------------------------------
                                              Name:   Robert Cresci
                                              Title:  Managing Director

                                     J.W. McCONNELL FAMILY TRUST

                                     By:  Pecks Management Partners Ltd.,
                                            its Investment Advisor



                                          By: /s/ Robert Cresci
                                              ----------------------------------
                                              Name:   Robert Cresci
                                              Title:  Managing Director

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 2003

                                     MONY LIFE INSURANCE COMPANY

                                     By:  J. Romeo & Co. as nominee
                                           for MONY Life Insurance Company

                                     By: /s/ Raymond Duffy
                                         ---------------------------------------
                                         Name:   Raymond Duffy
                                         Title:  A Partner

                                                                      SCHEDULE I

                      DESAI CAPITAL MANAGEMENT INCORPORATED
                              investment advisor to
        Private Equity Investors III, L.P. and Equity-Linked Investors-II

The business address of each of the persons listed below is 410 Park Avenue, Suite 830, New York, New York 10022.

The names and principal occupations of the Executive Officers of DCMI are as follows:

Rohit M. Desai                           President, Treasurer and
                                         Chairman of the Board of DCMI, director
                                         and sole stockholder of DCMI, managing
                                         member of RMDA-III and managing general
                                         partner of RMDA-II

Katharine B. Desai                       Secretary and Director of DCMI

Andre J. McSherry                        Vice President


The names and principal occupations of the Directors of DCMI are as follows:

Rohit M. Desai                           President, Treasurer and
                                         Chairman of the Board of DCMI, director
                                         and sole stockholder of DCMI, managing
                                         member of RMDA-III and managing general
                                         partner of RMDA-II

Katharine B. Desai                       Secretary and Director of DCMI

                         PECKS MANAGEMENT PARTNERS LTD.

DIRECTOR:

NAME:                       PRINCIPAL OCCUPATION:                     BUSINESS ADDRESS:
Robert J. Cresci            Managing Director                         One Rockefeller Plaza
                                                                      New York, New York 10020

                                  Pge 23 of 25

                           MONY LIFE INSURANCE COMPANY

EXECUTIVE OFFICERS:

NAME:                                PRINCIPAL OCCUPATION:                BUSINESS ADDRESS:
Michael I. Roth                      Chief Executive Officer              1740 Broadway, New York,
                                                                          New York 10019

Samuel J. Foti                       President and Chief Operating        1740 Broadway, New York,
                                     Officer                              New York 10019

Richard Daddario                     Executive Vice President and Chief   1740 Broadway, New York,
                                     Financial Officer                    New York 10019

Kenneth M. Levine                    Executive Vice President and Chief   1740 Broadway, New York,
                                     Investment Officer                   New York 10019


DIRECTORS

NAME:                                PRINCIPAL OCCUPATION:                BUSINESS ADDRESS:
Tom H. Barrett                       Former Chairman, President & Chief   8171 Bay Colony Drive
                                     Executive Officer                    Penthouse North
                                     The Goodyear Tire & Rubber Company   Naples, FL 34108-8493

David L. Call                        Dean Emeritus, Cornell University,   459 Savage Farm Drive
                                     College of Agriculture and Life      Ithaca, NY  14850
                                     Sciences

G. Robert Durham                     Retired Chairman and Chief           244 Carlyle Lake Drive
                                     Executive Officer                    Creve Coeur, MO  63141
                                     Walter Industries, Inc. and
                                     Retired Chairman and Chief
                                     Executive Officer
                                     Phelps Dodge Corporation

Margaret M. Foran                    Vice President, Corporate            MS 235-7-36
                                     Governance and Secretary             235 East 42nd Street
                                     Pfizer Inc.                          New York, NY  10017

Samuel J. Foti                       President and Chief Operating        1740 Broadway
                                     Officer                              New York, NY  10019
                                     The MONY Group Inc.

Robert Holland, Jr.                  Business Consultant, Former Chief    257 Soundview Avenue
                                     Executive Officer                    White Plains, NY  10606
                                     WorkPlace Integrators and Former
                                     Chief Executive Officer, Ben &
                                     Jerry's  Homemade, Inc.

James L. Johnson                     Non-Executive Chairman of the        1603 Cottonwood Valley Circle
                                     Board CellStar Corporation  and      North Irving, TX  75038
                                     Chairman Emeritus
                                     Verizon Communications, Inc.

Frederick W. Kanner                  Partner, Dewey Ballantine LLP        Room 2519
                                                                          1301 Avenue of the Americas
                                                                          New York, NY  10019

Robert R. Kiley                      Commissioner  of Transport,          Windsor House
                                     Transport for London                 42 - 50 Victoria Street
                                                                          London SW1 H0TL
                                                                          England

Kenneth M. Levine                    Executive Vice President and Chief   1740 Broadway
                                     Investment Officer                   New York, NY  10019
                                     The MONY Group Inc.

Jane C. Pfeiffer                     Management Consultant                1050 Beach Road
                                                                          Apt. 1G
                                     Management Consultant                John's Island
                                                                          Vero Beach, FL  32963

Michael I. Roth                      Chairman and Chief Executive         1740 Broadway
                                     Officer                              New York, NY  10019
                                     The MONY Group Inc.

Thomas C. Theobald                   Managing Director                    227 West Monroe
                                     William Blair Capital Partners       Suite 3500
                                                                          Chicago, IL  60606
David M. Thomas                      Chairman and Chief Executive         1499 Post Road
                                     Officer                              Fairfield, CT  06824
                                     IMS Health

                                 Page 25 of 25